SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET | 17/25 COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ/ME 76.483.817/0001-20 - NIRE 41300036535 - CVM Registration 1431-1 B3 (CPLE3, CPLE5, CPLE6) NYSE (ELP, ELPC) LATIBEX (XCOP, XCOPO) Copel DIS´s billed market grows 1.7% in 3Q25. Year-to-date, the increase is 1.5% COPEL (“Company”) hereby presents its shareholders and the market in general the performance of the energy market in the third quarter of 2025. Distribution Grid Market Electricity consumption in Copel Distribuição's grid market grew 1.7% compared to the same period last year. This increase is mainly due to lower temperatures, which boosted residential consumption for heating, and greater economic activity, which favored the performance of the commercial and industrial segments in the area served by Copel. The billed grid market, which deducts part of the energy compensated by Mini and Micro Distributed Generation (MMGD), also increased by 1.7%. set/25set/24Δ%3Q253Q24Δ%9M259M24Δ%Residential4,371,253 4,274,234 2.3 2,366 2,275 4.0 7,552 7,376 2.4 Industrial68,395 68,991 (0.9) 3,293 3,244 1.5 9,728 9,496 2.4 Captive65,822 67,319 (2.2) 314 430 (27.0) 980 1,315 (25.5) Free2,573 1,672 53.9 2,979 2,814 5.9 8,748 8,180 6.9 Commercial451,413 446,640 1.1 1,727 1,690 2.2 5,528 5,498 0.5 Captive448,000 444,466 0.8 992 1,074 (7.6) 3,315 3,587 (7.6) Free3,413 2,174 57.0 735 616 19.2 2,213 1,911 15.8 Rural308,614 317,110 (2.7) 593 615 (3.6) 2,018 2,056 (1.8) Captive308,447 317,008 (2.7) 529 565 (6.2) 1,814 1,902 (4.6) Free167 102 63.7 64 51 25.4 204 154 32.6 Others57,608 56,442 2.1 598 610 (2.0) 1,876 1,905 (1.5) Captive56,787 56,234 1.0 424 556 (23.7) 1,389 1,829 (24.1) Free821 208 294.7 174 54 - 487 76 - Total Captive Market5,250,309 5,159,261 1.8 4,625 4,898 (5.6) 15,050 16,010 (6.0) Total Free Market6,974 4,156 67.8 3,951 3,535 11.8 11,652 10,321 12.9 Supply to Concessionaries 7 7 - 258 253 1.9 769 752 2.2 Total Grid Market5,257,290 5,163,424 1.8 8,834 8,687 1.7 27,471 27,083 1.4 Micro and Mini Distributed Generation (MMGD)502,341 383,261 31.1 (769) (581) 32.3 (2,437) (1,859) 31.1 Offset Energy from Distributed Generation II and III276 93 196.4 799 215 271.1 Total Billed Grid Market8,341 8,199 1.7 25,833 25,439 1.5 Number of CustomersConsumed Energy (GWh) NOTICE TO THE MARKET | 17/25 The following chart shows the electricity consumed by class in Q325: The following table shows Copel's total energy sales, broken down between Copel DisCo, Copel GenCo, Wind Farms and Copel TradeCo: Note: Does not consider the energy made available through the MRE (Energy Reallocation Mechanism). 1 Includes Short-Term Sales Contracts and CBR. 2 Negative values mean that there were more purchases than sales. CCEE: Electric Energy Trading Chamber / CCEAR: Energy Trading Contracts in the Regulated Environment / MCP: Short-Term Market / CER: Reserve Energy Contract / MCSD EN - Compensation Mechanism for New Energy Surpluses and Deficits / MVE - Sale of energy to the free market through the Surplus Sale Mechanism. Curitiba, October 22, 2025 Felipe Gutterres Vice-President of Finance and Investor Relations For further information, please contact the Investor Relations team: ri@copel.com or (41) 3331-4011 set/25 set/24 Δ% 3Q25 3Q24 Δ% 9M25 9M24 Δ% Copel DIS 5,250,727 5,159,535 1.8 6,110 6,141 (0.5) 18,125 17,286 4.9 Captive Market 5,250,309 5,159,261 1.8 4,625 4,898 (5.6) 15,051 16,010 (6.0) Concessionaries and Licensees 2 2 - 8 18 (55.6) 27 67 (59.0) CCEE (Assigments MCSD EN) 416 272 52.9 556 532 4.5 1,138 602 89.3 CCEE (MVE) - - - - - - - - - CCEE (MCP)2 - - - 921 693 32.9 1,909 608 - Copel GeT 425 523 (18.7) 3,662 3,621 1.1 12,090 12,317 (1.8) CCEAR (Copel DIS) 5 4 25.0 51 30 70.0 116 94 23.1 CCEAR (other concessionaries) 101 119 (15.1) 459 581 (21.0) 1,604 1,736 (7.6) Bilateral Agreements (Copel Comercialização) 312 396 (21.2) 2,961 2,951 0.3 10,087 10,014 0.7 Bilateral Agreements 1 7 4 75.0 648 40 1,520.0 756 132 472.9 CCEE (MCP)2 - - - (457) 19 - (473) 341 - Wind Farms Complexes 703 660 6.5 1,195 1,113 7.4 3,623 3,288 10.2 CCEAR (Copel DIS) 19 15 26.7 35 31 12.9 100 96 4.2 CCEAR (other concessionaries) 654 580 12.8 687 657 4.6 1,997 1,852 7.8 CER 10 10 - 230 230 - 683 694 (1.6) Bilateral Agreements (Copel Comercialização) 5 22 (77.3) 159 137 16.1 406 316 28.5 Bilateral Agreements 15 33 (54.5) 241 179 34.6 477 419 13.8 CCEE (MCP)2 - - - (157) (121) - (40) (89) - Copel Comercialização 1,758 1,602 9.7 7,270 5,814 25.0 20,528 17,383 18.1 Free Customers 1,457 1,413 3.1 2,519 2,753 (8.5) 7,264 7,982 (9.0) CCEAR (other concessionaries) 29 - - 95 - - 197 - - Bilateral Agreements (Group Companies) 37 12 208.3 852 321 165.4 1,508 604 149.7 Bilateral Agreements 235 177 32.8 3,746 2,713 38.1 11,440 8,673 31.9 CCEE (MCP)2 - - - 58 27 - 119 124 (4.0) Total Copel 5,253,613 5,162,320 1.8 18,237 16,689 9.3 54,367 50,274 8.1 Eliminations (intra-group operations) - - - 4,058 3,470 16.9 12,216 11,124 9.8 Total Consolidated Copel - - - 14,179 13,219 7.3 42,151 39,150 7.7 Copel’s Consolidated Market Nº of customers / contracts Energy sold (GWh)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 22, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.